AMENDMENT NO. 1
                                  TO BYLAWS OF
                                  E*TRADE FUNDS

                                    May 2000


     WHEREAS, the Board of Trustees of the Trust elected to make certain modifications to the Bylaws;

     NOW THEREFORE, pursuant to Article XI of the Bylaws, the Board of Trustees of the Trust approved that certain sections of the Bylaws be modified as set forth below:

          1. Article III, Section 2 of the Trust's Bylaws be, and it hereby is amended to state as follows:

               Section 2. Notice of Meetings. Notice of all meetings of the Shareholders, stating the time, place and purposes of the meeting, shall be given by the Trustees by U.S. postal mail, electronic mail, by posting on the internet with notice by U.S. postal mail or electronic mail, the internet, computer interface or any other electronic method or device of document transfer to each Shareholder at his/her address or other designated destination, including but not limited to, the
               Shareholders' postal mailing or e-mail address, as recorded on the register of the Trust sent or otherwise communicated at least ten (10) days and not more than sixty (60) days before the meeting. Only the business stated in the notice of the meeting shall be considered at such meeting. Any adjourned meeting may be held as adjourned without further notice. No notice need be given to any Shareholder who shall have failed to inform the Trust of his/her current U.S. postal address and e-mail address or if a written waiver of notice, executed before or after the meeting by the Shareholder or his/her attorney thereunto authorized, is filed with the records of the meeting. For purposes of this Section, notice of all meetings of the Shareholders that is communicated by U.S. postal mail, electronic mail, by posting on the internet with notice by U.S. postal mail or electronic mail, internet, computer interface or other electronic method of document transfer to the Shareholders' last communicated U.S. postal or e-mail address or other specified destination to the Trust, within the requisite time period as set forth above, shall be deemed to be proper notice with regard to any and all meetings of the Shareholders.

          2. Article X, Section 2 of the Trust's Bylaws be, and it hereby is amended to state as follows:

               Section 2. Provisions of Custodian Agreement. Except to the extent otherwise consistent with the 1940 Act and the rules thereunder, the following provisions shall apply to the employment of a Custodian and to any contract entered into with the Custodian so employed:

               The Trustees shall cause to be delivered to the Custodian all securities included in the Trust Property or to which the Trust may become entitled, and shall order the same to be delivered by the Custodian only in completion of a sale, exchange, transfer, pledge, loan of portfolio securities to another person, or other disposition thereof, all as the Trustees may generally or from time to time require or approve or to a successor Custodian; and the Trustees shall cause all funds included in the Trust Property or to which it may become entitled to be paid to the Custodian, and shall order the same disbursed only for investment against delivery of the securities acquired, or the return of cash held as collateral for loans of portfolio securities, or in payment of expenses, including management compensation, and liabilities of the Trust, including distributions to shareholders, or to a successor Custodian. In connection with the Trust's purchase or sale of futures contracts, the Custodian shall transmit, prior to receipt on behalf of the Trust of any securities or other property, funds from the Trust's custodian account in order to furnish to and maintain funds with brokers as margin to guarantee the performance of the Trust's futures obligations in accordance with the applicable requirements of commodities exchanges and brokers.